EXHIBIT 99.9

CONSENT OF INDEPENDENT ENGINEERS

We consent to the use of our “Report as of December 31, 2021 on Reserves and Reserves owned by TransGlobe Energy Corporation in Canada and Egypt", dated February 22, 2022 included as Schedule “A” of the Annual Information Form filed as Exhibit 99.1 to the Annual Report on Form 40-F of TransGlobe Energy Corporation for the fiscal year ended December 31, 2021.

Sincerely,

/s/ Patrick A. Olenick
Name:Patrick A. Olenick, P.Eng
Vice President, International Evaluations
GLJ Ltd.

Calgary, Alberta, Canada
March 17, 2022